Exhibit 99.1

Patria Investments Signs Agreement Involving Six Real Estate Funds from Genial Investimentos

Transaction reinforces leadership in the Brazilian REIT market and enhances portfolio diversification. With this transaction, Patria’s Real Estate division in Brazil adds approximately R$ 2.5 billion in AUM, reaching a total of R$ 26 billion.

May 30, 2025 – Patria Investments, a leading alternative asset manager in Latin America, announces the signing of an agreement for the transfer of portfolio management of six real estate investment funds (FIIs) from Genial Investimentos. This transaction is part of Patria’s broader strategy to expand and diversify its Real Estate portfolio. Completion of the transaction is subject to approval by Brazilian’s antitrust authority (CADE) and the respective investors' assembly of the FIIs.

While the financial terms of the transaction will not be disclosed, upon completion, approximately R$ 2.5 billion in assets under management will be added to Patria’s Real Estate portfolio, bringing the total to around R$ 26 billion. This further consolidates Patria’s leadership among independent REIT managers in Brazil, with three of the largest funds in their respective segments: HGLG (logistics), PVBI (offices), and HGRU (urban income), as well as some of the top-performing funds in the credit and securities segments (CVBI, HGCR, and RVBI).

Upon satisfaction of the closing conditions, Patria’s subsidiaries will assume management of the funds. The six funds involved, which collectively have nearly 190,000 unitholders, are: MALL11 (shopping centers), BPFF11 (fund of funds), PLCR11 (CRIs), SPTW11 (offices), GLOG11 (logistics), and PLCA11 (CRAs).

“This is an important step that further strengthens Patria’s REIT portfolio, which is already one of the largest and most diversified in the country—especially following the acquisitions of VBI’s and CSHG’s real estate businesses. This transaction consolidates Patria’s leadership and expands the range of attractive investment opportunities, while continuing to deliver consistent returns to our investors” said Rodrigo Abbud, Partner and Head of Real Estate at Patria Investments in Brazil.

Patria’s Real Estate portfolio currently includes 18 FIIs listed on B3 and 2 FIIs traded over-the-counter, operating across key market segments such as logistics, offices, urban income, credit, and securities. By strengthening its presence in strategic sectors and increasing portfolio diversification, Patria positions itself as a compelling platform for investors. At the same time, the ongoing consolidation of the REIT market contributes to the professionalization of the industry, raising management standards and benefiting both unitholders and tenants.

About Patria

Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are the leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 36 years of experience and over $45 billion in assets under management, we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings.

Contact

Patria Shareholder Relations

E. PatriaShareholderRelations@patria.com

T. +1 917 769 1611